

February 4, 2015

Kimberly Palmer
Chief Executive Officer
Rainbow Coral Corp.
495 Grand Boulevard, Suite 206
Miramar Beach, FL 32550

> **Re: Rainbow Coral Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 16, 2015**
> **File No. 000-55076**

Dear Ms. Palmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Proposal No. 1 appears to include three separate and material proposals related to your reincorporation. Proposal No. 1 asks shareholders to approve the reincorporation from Florida to Nevada. Secondly, Proposal No. 1 asks shareholders to adopt the articles of incorporation to authorize the issuance of preferred stock. Additionally, Proposal No. 1 asks shareholders to approve an increase in authorized shares as a result of the reincorporation and reverse stock split. Please revise Proposal No. 1 as three separate proposals or advise. Refer to Exchange Act Rule 14a-4(a)(3). If any of the proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposal.

2. Consistent with the comment above, please revise your proxy card accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3642 if you have questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Robert Sonfield, Esq.